UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 Amendment No. 4

                    Under the Securities Exchange Act of 1934


                       THE WELLCARE MANAGEMENT GROUP, INC.
                       -----------------------------------
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                     --------------------------------------
                         (Title of Class of Securities)


                                    949470108
                                  -------------
                                 (CUSIP Number)


                               LAWRENCE C. TUCKER
                          Brown Brothers Harriman & Co.
                                 59 Wall Street
                            New York, New York 10005
                                 (212) 493-8400
                 ----------------------------------------------
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)


                                  MAY 17, 2002
                    -----------------------------------------
                     (Date of Event which Requires Filing of
                                 this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13-d1(g), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.         949470108

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON

         THE 1818 FUND II, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a)    [_]
         (b)    [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(D) OR 2(E)                                             [_]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION

         DELAWARE
--------------------------------------------------------------------------------
           NUMBER OF SHARES     7       SOLE VOTING POWER
          BENEFICIALLY OWNED            -0-
          BY EACH REPORTING
             PERSON WITH        ------------------------------------------------
                                8       SHARED VOTING POWER
                                        11,250,000
                                ------------------------------------------------
                                9       SOLE DISPOSITIVE POWER
                                        -0-
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER
                                        11,250,000
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         11,250,000
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         29.0%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         PN
--------------------------------------------------------------------------------

                                                                               3
CUSIP No.         949470108

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON

         BROWN BROTHERS HARRIMAN & CO.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a)    [_]
         (b)    [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(D) OR 2(E)                                             [_]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION

         NEW YORK
--------------------------------------------------------------------------------
           NUMBER OF SHARES     7       SOLE VOTING POWER
          BENEFICIALLY OWNED            -0-
          BY EACH REPORTING
             PERSON WITH        ------------------------------------------------
                                8       SHARED VOTING POWER
                                        11,250,000
                                ------------------------------------------------
                                9       SOLE DISPOSITIVE POWER
                                        -0-
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER
                                        11,250,000
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         11,250,000
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         29.0%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         PN
--------------------------------------------------------------------------------

CUSIP No.         949470108

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON

         T. MICHAEL LONG
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a)    [_]
         (b)    [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(D) OR 2(E)                                             [_]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION

         UNITED STATES OF AMERICA
--------------------------------------------------------------------------------
           NUMBER OF SHARES     7       SOLE VOTING POWER
          BENEFICIALLY OWNED            -0-
          BY EACH REPORTING
             PERSON WITH        ------------------------------------------------
                                8       SHARED VOTING POWER
                                        11,250,000
                                ------------------------------------------------
                                9       SOLE DISPOSITIVE POWER
                                        -0-
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER
                                        11,250,000
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         11,250,000
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         29.0%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------

CUSIP No.         949470108

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON

         LAWRENCE C. TUCKER
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a)    [_]
         (b)    [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(D) OR 2(E)                                             [_]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION

         UNITED STATES OF AMERICA
--------------------------------------------------------------------------------
           NUMBER OF SHARES     7       SOLE VOTING POWER
          BENEFICIALLY OWNED            -0-
          BY EACH REPORTING
             PERSON WITH        ------------------------------------------------
                                8       SHARED VOTING POWER
                                        11,250,000
                                ------------------------------------------------
                                9       SOLE DISPOSITIVE POWER
                                        -0-
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER
                                        11,250,000
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         11,250,000
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         29.0%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------

                  The undersigned hereby amend their Schedule 13D Statement, as amended by Amendment No. 1, as amended by Amendment No. 2, as amended by

Amendment No. 3 (the "Schedule 13D"), filed with the Securities and Exchange

Commission in respect of the Common Stock, par value $.01 per share, of The

WellCare Management Group, Inc., on behalf of The 1818 Fund II, L.P., Brown

Brothers Harriman & Co., T. Michael Long and Lawrence C. Tucker. Capitalized

terms used herein and not otherwise defined shall have the meanings set forth in the original Schedule 13D.

                  The information set forth in Schedule 13D is hereby amended as follows:


ITEM 1.  SECURITY AND ISSUER.

                  No change.


ITEM 2.  IDENTITY AND BACKGROUND.

                  Item 2 is hereby amended and supplemented by the addition of the following paragraph:

                  Schedule I to the original Schedule 13D is hereby amended to read in its entirety in the form attached as Schedule I hereto.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  No change.


ITEM 4.  PURPOSE OF TRANSACTION.

                  Item 4 is hereby amended by adding the following paragraph at the end thereof:

                  On May 14, 2002 (effective May 17, 2002), the Fund entered into an agreement (the "Voting Agreement") with Wellcare Acquisition Company

("WAC") in connection with the Agreement and Plan of Merger (the "Merger

Agreement") dated May

17, 2002 by and among WAC, Wellcare Merger Sub, and the Company, which Merger

Agreement provides for the merger of the Merger Sub with and into the Company (a copy of the Voting Agreement is filed as Exhibit 8 to the Schedule 13D and is incorporated herein by reference). Pursuant to the Voting Agreement, the Fund agrees to vote in favor of the adoption of the Merger Agreement and its terms and related transactions, and any matter which would, or could reasonably be expected to, facilitate the Merger. In addition, the Fund agrees to vote against any proposals made in opposition to or competition with the Merger. See Item 6 of this amendment for a more detailed description of the terms of the Voting

Agreement.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                  No change.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  Item 6 is hereby amended by adding the following paragraph at the end thereof:

                  Pursuant to the Voting Agreement, the Fund has agreed to vote all of its shares:

                  i)       in favor of the adoption of the Merger Agreement;

                  ii)      in favor of any matter which would, or could

reasonably be expected to, facilitate the Merger or any of the transactions contemplated by the Merger Agreement;

                  iii)     against approval of any opposing or competing

proposed transaction involving the Company or any subsidiary of the Company;

                  iv)      against any liquidation or winding up of the Company;

and

                  v)       against any other proposal or action which would, or

could reasonably be expected to, prohibit or discourage the Merger.

                  The Fund granted WAC a proxy to vote shares of the Company owned by the Fund in the aforesaid manner. The attorneys and proxies named in


Annex A of the Voting Agreement are authorized and empowered to act as the undersigned's attorney and proxy to vote the shares of the Company owned by the

Fund, and to exercise all voting rights of the undersigned with respect to those shares, (including, without limitation, the power to execute and deliver written consents), at every annual, special or adjourned meeting of the shareholders of the Company and in every written consent in lieu of such meeting:

                  (i)      in favor of the adoption of the Merger Agreement and

the terms thereof and each of the other transactions contemplated by the Merger

Agreement, and any matter which would, or could reasonably be expected to,

facilitate the Merger or any of the transactions contemplated by the Merger

Agreement;

                  (ii)     against approval of any proposal made in opposition

to or in competition with the consummation of the Merger or the Merger

Agreement;

                  (iii)    against any competing proposed transaction (as

defined in the Merger Agreement) involving the Company or any subsidiary of the

Company;

                  (iv)     against any liquidation or winding up of the Company;
and

                  (v)      against any proposal or action which would, or could

reasonably be expected to, prohibit or discourage the Merger.

                  In addition, pursuant to the Voting Agreement, the Fund agreed that until the expiration, it would not:

                  (i)      solicit, initiate, encourage or take any other action

to facilitate, directly or indirectly, any Opposing Proposal (as defined therein);

                  (ii)     initiate, directly or indirectly, any contact with

any Person in an effort to or with a view towards soliciting any Opposing

Proposal;

                  (iii)    furnish information concerning the business,

properties or assets of the Company or either Company Subsidiary to any Person or other entity or group (other than Parent, or any associate, agent or representative of Parent) under any circumstances that could reasonably be expected to relate to an actual or potential Opposing Proposal;

                  (iv)     negotiate or enter into discussions or any agreement,

directly or indirectly, with any entity or group with respect to any potential

Opposing Proposal; or

                  (v)      otherwise cooperate in any way with, or assist or

participate in any effort or attempt by any Person with respect to any Opposing

Proposal.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

                  Item 7 is hereby amended to include the following exhibit:

                  1.       Voting Agreement, dated as of May 14, 2002 (effective

                           May 17, 2002), by and between WAC and the Fund.

                                    SIGNATURE
                                    ---------


                  After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  May 22, 2002
                                   THE 1818 FUND II, L.P.

                                   By:  Brown Brothers Harriman & Co.,
                                        General Partner


                                   By:  /s/ Lawrence C. Tucker
                                        ---------------------------------------
                                        Name:   Lawrence C. Tucker
                                        Title:  Partner



                                   BROWN BROTHERS HARRIMAN & CO.


                                   By:  /s/ Lawrence C. Tucker
                                        ---------------------------------------
                                        Name:   Lawrence C. Tucker
                                        Title:  Partner



                                   /s/ T. Michael Long
                                   --------------------------------------------
                                   T. Michael Long



                                   /s/ Lawrence C. Tucker
                                   --------------------------------------------
                                   Lawrence C. Tucker

                                   SCHEDULE I
                                   ----------

                  Set forth below are the names and positions of all of the

general partners of BBH & Co. The principal occupation or employment of each person listed below is private banker, and, unless otherwise indicated, the business address of each person is 59 Wall Street, New York, New York 10005.

Unless otherwise indicated, each person listed below is a citizen of the United

States.


NAME                                    BUSINESS ADDRESS
----                                    (IF OTHER THAN AS
                                        INDICATED ABOVE)
                                        ----------------
J. William Anderson

Peter B. Bartlett

Brian A. Berris

Taylor Bodman

John J. Borland

Timothy J. Connelly                     40 Water Street
                                        Boston, Massachusetts 02109

Douglas A. Donahue, Jr.                 40 Water Street
                                        Boston, Massachusetts 02109

Anthony T. Enders

Alexander T. Ercklentz

Terrence M. Farley

John A. Gehret                          525 Washington Blvd.
                                        Jersey City, New Jersey 07310-1692

Elbridge T. Gerry, Jr.

Kristen F. Giarrusso

Robert R. Gould

Kyosuke Hashimoto                       8-14 Nihonbashi 30-Chome Chuo-ku
(citizen of Japan)                      Tokyo 103, Japan

Ronald J. Hill

Landon Hilliard

Radford W. Klotz

NAME                                    BUSINESS ADDRESS
----                                    (IF OTHER THAN AS
                                        INDICATED ABOVE)
                                        ----------------

Michael Kraynak, Jr.

Susan C. Livingston                     40 Water Street
                                        Boston, Massachusetts 02109

T. Michael Long

Hampton S. Lynch, Jr.

Michael W. McConnell

John P. Molner

William H. Moore III

Donald B. Murphy

John A. Nielsen

Eugene C. Rainis

A. Heaton Robertson                     40 Water Street
                                        Boston, Massachusetts 02109

Jeffrey Schoenfeld

W. Carter Sullivan

Stokley P. Towles                       40 Water Street
                                        Boston, Massachusetts 02109

Andrew J. F. Tucker

Lawrence C. Tucker

William B. Tyree

Maarten van Hengal

Douglas C. Walker                       1531 Walnut Street
                                        Philadelphia, Pennsylvania

William J. Whelan                       40 Water Street
                                        Boston, Massachusetts 02109

Laurence F. Whittemore

Richard H. Witmer, Jr.